Exhibit 99.1

Westport Announces Agreement with Caterpillar for Evaluation of Fuel System Technologies for High Horsepower Engines

VANCOUVER, May 17 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that it has entered into an agreement with Caterpillar, Inc. (NYSE: CAT) to evaluate direct injection, natural gas fuel system technologies for possible use on Caterpillar's large engines. As part of the agreement, the parties will combine their respective technologies and components to develop a fuel system that will be evaluated on a multi-cylinder test engine. Through this evaluation project, Westport and Caterpillar are seeking to demonstrate that the integration of their respective direct injection, natural gas technologies can deliver the high performance and high efficiency requirements large engine applications will demand. Under the terms of the agreement, the evaluation is expected to be completed in 2012, with program expenses shared by both Caterpillar and Westport.

"We are excited to work with Caterpillar, the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives," said Bruce Hodgins, Vice President, Market Development of Westport Innovations. "This is a significant opportunity for both companies to demonstrate the viability of direct injection natural gas technology on large engines."

"Caterpillar looks forward to working with Westport, a global leader in alternative fuel technologies, to evaluate how we may combine our respective technologies to enhance customer value in the markets we serve," said M. Lou Balmer-Millar, Product Manager, Caterpillar Fuel Systems of Caterpillar Inc.

Caterpillar high horsepower engines are used in a variety of electric power, industrial, machine, marine and petroleum applications worldwide.

About Caterpillar

For more than 85 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. With 2010 sales and revenues of $42.588 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: http://www.caterpillar.com.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L.  Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, intentions of partners and potential customers, the performance of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and the completion period for the evaluation. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect the timing or results of the evaluation program with Caterpillar, Inc. or that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

For further information:
For Westport:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

For Caterpillar:
Jim Dugan
Corporate Public Affairs
Caterpillar Inc.
309-494-4100
dugan_jim@cat.com

CO: Westport Innovations Inc.

CNW 08:00e 17-MAY-11